Exhibit 99.1

FOR IMMEDIATE RELEASE

Psyence BioMed Announces Exclusive U.S. Ibogaine Licence for Texas Ibogaine Research Corporation

Binding term sheet with PsyLabs provides Psyence BioMed’s Texas subsidiary with exclusive U.S. development, supply and distribution rights to PsyLabs’ pharmaceutical-grade ibogaine, subject to a definitive agreement

HIGHLIGHTS

●	Binding term sheet grants exclusive United States license, supply and distribution rights to PsyLabs’ pharmaceutical-grade ibogaine to Texas Ibogaine Research Corporation, Psyence BioMed’s wholly-owned Texas subsidiary

●	License covers PsyLabs’ know-how, manufacturing methods, specifications and technical and regulatory information relating to its pharmaceutical-grade ibogaine hydrochloride

●	Definitive agreement to be concluded by November 30, 2026; TIRC to lead U.S. regulatory strategy and development of ibogaine drug candidates

NEW YORK, September 28, 2026 (GLOBE NEWSWIRE) — Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced that its wholly-owned Texas subsidiary, Texas Ibogaine Research Corporation (“TIRC”), has entered into a binding term sheet with Psyence Labs Ltd. (“PsyLabs”) under which PsyLabs will grant TIRC an exclusive license, supply and wholesale distribution arrangement for PsyLabs’ pharmaceutical-grade ibogaine in the United States. The term sheet is binding on the parties and is to be superseded by a definitive agreement, which the parties have agreed to conclude on or before November 30, 2026; if a definitive agreement is not signed by that date, the term sheet will lapse.

Under the term sheet, PsyLabs will grant TIRC an exclusive license in the United States to PsyLabs’ know-how, trade secrets, cultivation, extraction and processing methods, analytical methods, specifications, standard operating procedures, batch records and technical and regulatory information relating to its pharmaceutical-grade ibogaine hydrochloride, to the extent necessary or useful to develop, manufacture and commercialize ibogaine drug candidates in the United States. PsyLabs will be TIRC’s exclusive supplier of ibogaine, and TIRC will be appointed PsyLabs’ exclusive wholesaler and distributor of that product in the United States. PsyLabs retains all rights outside the United States. In consideration, TIRC will pay PsyLabs development and regulatory milestone payments totaling up to approximately US$1.3 million for the first drug candidate, an annual exclusivity fee commencing on the first anniversary of the first FDA approval and creditable against royalties, and a low single-digit percentage royalty on net sales of each drug candidate, together with a margin-sharing arrangement on any resale of product by TIRC. TIRC’s exclusivity is conditional on TIRC sourcing all of its ibogaine requirements for the United States from PsyLabs, subject to customary supply-failure step-in rights, and is expected to be subject to minimum development or sales performance thresholds to be set out in the definitive agreement. PsyLabs, which is a significant shareholder of Psyence BioMed and in which Psyence BioMed holds an ownership interest, is licensed in its operating jurisdiction to cultivate, extract and export ibogaine and operates from an ISO 22000 and GMP-compliant production and processing facility.

TIRC, which is wholly-owned and financed by Psyence BioMed, intends to pursue a U.S. ibogaine development program under the license, subject to conclusion of the definitive agreement and to the manufacturing, nonclinical and regulatory work required before any clinical investigation can be proposed.

“Exclusivity matters. This term sheet is intended to give TIRC a defined position in U.S. ibogaine development, backed by access to PsyLabs’ material, manufacturing know-how and technical documentation. For any federal agency, state programme or clinical partner, we believe that the question of who to work with on ibogaine in the USA has a clear answer.”

—	Jody Aufrichtig, Chief Executive Officer, Psyence BioMed and Texas Ibogaine Research Corporation

“This term sheet is intended to give TIRC access to PsyLabs’ material, know-how and technical and regulatory documentation, which we believe will allow our development programme to start at speed rather than from scratch. We believe that very few compounds anywhere come with this much of the groundwork already done; and most importantly we believe that it gets us closer to being able to offer treatment to patients in need.”

—	Dr. John Thorne, Project Lead, Texas Ibogaine Research Corporation

The Company intends to provide further updates as TIRC advances through manufacturing, regulatory and clinical milestones under the license, including conclusion of the definitive agreement.

ABOUT PSYENCE BIOMED

Psyence Biomedical Ltd. (Nasdaq: PBM) is a Nasdaq-listed company with its subsidiary, Texas Ibogaine Research Corporation, headquartered in Texas. It is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in neuroplastogen-based therapeutics and the manufacture of pharmaceutical-grade drug candidates. It is the first life sciences biotechnology company focused on developing nature-derived, non-synthetic psilocybin and ibogaine-based neuroplastogen medicine to be listed on Nasdaq. The Company is dedicated to addressing unmet mental health needs and is committed to an evidence-based approach to developing safe, effective and FDA-approved nature-derived neuroplastogen treatments across a range of mental health disorders.

ABOUT PSYLABS

PsyLabs is a neuroplastogen active pharmaceutical ingredient development company, federally licensed in its operating jurisdiction to cultivate, extract and export psilocybin mushrooms and other neuroplastogen compounds, including psilocybin, psilocin, mescaline, ibogaine and dimethyltryptamine, to lawful medical and research markets. PsyLabs operates from an ISO 22000 and GMP-compliant facility, with a focus on natural compound purification, regulatory support and global distribution. www.psylabs.life

CONTACTS

Psyence Biomedical Ltd. · ir@psyencebiomed.com · media@psyencebiomed.com · info@psyencebiomed.com · +1 416-477-1708

Investor contact: Michael Kydd, Investor Relations Advisor — michael@psyencebiomed.com

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. These include statements regarding the negotiation and conclusion of a definitive agreement with PsyLabs; the scope, duration, exclusivity and expected benefits of the license, supply and distribution arrangements; the milestone, exclusivity fee and royalty payments that may become payable; TIRC’s intended role in United States ibogaine development, supply and distribution; the manufacturing, nonclinical, regulatory and clinical activities TIRC intends to pursue; and the Company’s expected participation in federal and state programs. Forward-looking statements may be identified by words such as “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates” and similar expressions.

These statements are based on assumptions regarding government policy, continued interest in regulated neuroplastogen research, the availability of lawful development pathways, and the Company’s ability to maintain licenses, permits, supply arrangements and third-party relationships. These assumptions may prove incorrect. Risks and uncertainties that could cause actual results to differ materially include the possibility that the definitive agreement is not concluded by November 30, 2026, or at all, or is concluded on terms that differ from the term sheet; that the license is terminated, narrowed, converted to a non-exclusive license or disputed; that TIRC’s exclusivity becomes subject to minimum performance thresholds that TIRC does not meet; that licensed rights prove insufficient for the intended program; dependence on PsyLabs as exclusive licensor and supplier, and TIRC’s obligation to source ibogaine exclusively from PsyLabs; that the arrangements are between related parties and the terms agreed may differ from those that would be agreed between unrelated parties; changes in law, regulation or enforcement priorities in the United States, Southern Africa or elsewhere; the continuing status of ibogaine as a controlled substance; clinical, regulatory and approval risks; competition, including from parties developing ibogaine outside the licensed estate; financing risks; and the Company’s ability to maintain compliance with Nasdaq continued listing standards. This list is not exhaustive. These risks should be considered together with the risk factors described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the Company’s other filings with the U.S. Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update such statements.

The Company makes no medical, treatment or health benefit claims regarding its proposed products. The U.S. Food and Drug Administration, Health Canada and other regulatory authorities have not approved ibogaine or the Company’s other neuroplastogen compounds for therapeutic use, and their safety and efficacy have not been established through authorized clinical research. Rigorous scientific research and clinical trials are required. Any references to ibogaine stock, inventory or doses are the Company’s best estimates only. References to GMP-compliant mean production in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards, and do not themselves constitute a representation of formal certification or approval by any regulatory authority unless expressly stated. References to a planned clinical trial describe an activity under evaluation only; no trial has been commenced, and no regulatory application in respect of it has been filed or accepted.

This communication is not an offer to sell or a solicitation of an offer to buy any securities.

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